FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of conditional share awards made under
the GlaxoSmithKline Share Value Plan

This notification sets out the vesting of awards over Ordinary Shares made in 2010 under the GlaxoSmithKline Share Value Plan (SVP), which were conditional on continued employment with the GlaxoSmithKline group.

The three-year vesting period for the 2010 SVP awards, which commenced on 23 February 2010, has now ended. The vesting of the SVP awards on 1 March 2013 made to individuals who have subsequently been appointed Persons Discharging Managerial Responsibility (PDMR), are given in the table below.

Name of PDMR	Number of Ordinary Shares vested
Mr R Connor	1,730
Mr P Thomson	1,730
Mr C Weber	4,590
Mrs V Whyte	1,730

The Company and PDMRs were advised of these transactions on 1 March 2013.

The fair market value of an Ordinary Share of GlaxoSmithKline plc at the point of vesting on 1 March 2013 was £14.55.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

4 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 04, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc